[GRUPO PAO DE ACUCAR LOGO]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                   AN AUTHORIZED CAPITAL PUBLICLY HELD COMPANY
                         CNPJ/MF n(0) 47.508.411/0001-56



                                CONVENING NOTICE
                          EXTRAORDINARY GENERAL MEETING

Shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are invited to an Extraordinary General Meeting to be held on February 28, 2003 at 4:00 p.m. at the Company's head office at Avenida Brigadeiro Luiz Antonio, 3126 in the city of Sao Paulo, for the purpose of deliberating on the following Agenda:

a) Discussion and voting on the Management Proposal to alter the Company's Bylaws for the purpose of: (i) implementing the restructuring of the management of the Company as contained in the Announcement of a Material Fact published on December 11, 2002 for complying with the principles of corporate governance and to continue the process of installing professional management in the company; and (ii) to comply with the provisions of Law 10.303/01.

b) Election of the members of the Board of Directors and the Consultative Committee; and

c)   Establishing the management's annual global compensation.

Pursuant to the terms of Article 3 of CVM Instruction 165/91, amended by CVM Instruction 282/98, the minimum percentage stake in the voting capital stock necessary to claim multiple voting rights is 5% (five percent).


                          Sao Paulo, February 12, 2003



                            VALENTIM DOS SANTOS DINIZ
                       President of the Board of Directors